Exhibit 12
CVB Financial Corp.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
	2009	2008	2007	2006	2005
Earnings excluding interest on deposits (1):
Earnings Before Taxes	$89,249	$85,748	$83,063	$103,061	$106,900
Fixed Charges	65,735	105,129	112,669	81,841	50,007

	$154,984	$190,877	$195,732	$184,902	$156,907

Preferred Dividends (2):	$5,827	$774	$—	$—	$—

Fixed charges (1):
Interest on borrowings	$63,539	$103,038	$110,838	$80,284	$48,528
Amortization of debt expense	120	120	120	120	120
Interest portion of rental expense	2,076	1,971	1,711	1,437	1,359

	$65,735	$105,129	$112,669	$81,841	$50,007

Ratio of earnings to fixed charges	2.36	1.82	1.74	2.26	3.14

Ratio of earnings to fixed charges and preferred dividends	2.27	1.81	1.74	2.26	3.14

Earnings including interest on deposits (1):
Earnings Before Taxes	89,249	85,748	83,063	103,061	106,900
Fixed Charges	90,691	140,930	181,966	149,021	78,915

	179,940	226,678	265,029	252,082	185,815

Preferred Dividends (2):	$5,827	$774	$—	$—	$—

Fixed charges (1):
Interest on deposits	24,956	35,801	69,297	67,180	28,908
Interest on borrowings	63,539	103,038	110,838	80,284	48,528
Amortization of debt expense	120	120	120	120	120
Interest portion of rental expense	2,076	1,971	1,711	1,437	1,359

	90,691	140,930	181,966	149,021	78,915

Ratio of earnings to fixed charges	1.98	1.61	1.46	1.69	2.35

Ratio of earnings to fixed charges and preferred dividends	1.92	1.60	1.46	1.69	2.35